Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NUVVE HOLDING CORP.

Nuvve Holding Corp., a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

1.The original Certificate of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Delaware on November 10, 2020, under the name NB Merger Corp. The Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate of Incorporation”) was filed in the office of the Secretary of State of the State of Delaware on March 19, 2021.

2.The Amended and Restated Certificate of Incorporation is hereby amended by adding the following new section C. immediately below section B. of the Fourth Article:

C. Reverse Stock Split. Upon the filing and effectiveness (the “Effective Time”) pursuant to Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation, each forty (40) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive such additional fraction of a share of Common Stock as is necessary to increase the fractional shares to a full share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above. No changes are being made to the number of authorized shares.

1.This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) has been duly adopted in accordance with Sections 222 and 242 of the General Corporation Law of the State of Delaware by the board of directors and stockholders of the Corporation.

2.This Certificate of Amendment shall be effective as of 5:00 p.m. Eastern Time on January 19, 2024.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer, as of the 19th day of January, 2024.

NUVVE HOLDING CORP.

/s/ Gregory Poilasne
Gregory Poilasne
Chief Executive Officer